APPENDIX C

Transfer Agency Agreement

Anti-Money Laundering Duties

 (a) On a daily basis, submit all new customer account registrations and registration changes against the Office of Foreign Assets Control (“OFAC”) database and such other lists or databases as may be required from time to time by applicable regulatory authorities;

(b)  Submit all account registrations through OFAC databases and such other lists or databases as may be required from time to time by applicable regulatory authorities;

(c)  On a daily basis, submit special payee information from checks, outgoing wires and systematic withdrawal files through the OFAC database;

(d)  Block accounts and file reports with OFAC as required under OFAC-administered regulations;

(e)  Review certain types of redemption transactions that occur within thirty (30) days of an account establishment, registration change, or banking information change (e.g., redemption by wire within 30 days of banking information change; rapid depletion of account balance after establishment; and redemption by check within 30 days of address change);

(f)   Review wires sent pursuant to banking instructions other than those on file;

(g)  Review accounts with small balances that have large purchases;

(h)  Review accounts with frequent activity within a specified date range followed by a large redemption;

(i)   Review purchase and redemption activity by check that equals or exceeds $100,000 on any given day;

(j)   Determine when a suspicious activity report (“SAR”) should be filed as required by regulations applicable to mutual funds; prepare and file the SAR;

(k)   Compare account information to any FinCEN request received by the Fund pursuant to USA PATRIOT Act Sec. 314(a).  Provide the Fund with the necessary information for it to respond to such request within required time frames;

(l)   Follow the Fund’s Customer Identification Program to (i) verify the identity of any person seeking to become a new customer of the Fund, (ii) maintain records of the information used to verify the person’s identity, and (iii) determine whether the person appears on any lists of known or suspected terrorists or terrorist organizations provided to the Fund by any government agency;

(m) Conduct due diligence and, if required, enhanced due diligence in accordance with 31 C.F.R. 1010.610(b) for existing correspondent accounts for foreign financial institutions.  Perform an assessment of the money laundering risk presented by the account based on a consideration of relevant factors in accordance with applicable law and information provided by the foreign financial institution in a financial institution questionnaire.  If an account is determined to have a medium or above risk-ranking, monitor the account on a monthly basis for unusual activity.

(n)  Conduct due diligence to determine if the Fund is involved with any foreign jurisdiction, institution, class of transactions or type of account designated, from time to time, by the U.S. Department of the Treasury in order to take certain “special measures” as required under Section 311 of the USA PATRIOT Act; and

(o)  Compare all new customer accounts and registrations changes to an internal database of known offenders.

Maintain all records required to be maintained by the Fund under the USA PATRIOT Act in connection with the performance of the Transfer Agent's duties hereunder.